

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 14, 2016

<u>Via E-Mail</u>
S. Biff Bowman
Executive Vice President and Chief Financial Officer
Northern Trust Corporation
50 South LaSalle Street
Chicago, IL 60603

      Re: Northern Trust Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2015
             Filed February 29, 2016
             File No. 1-36609

Dear Mr. Bowman:

     We refer you to our comment letter dated November 23, 2016 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ Cecilia Blye

                      Cecilia Blye, Chief
                      Office of Global Security Risk

cc: Dietrich King
      Assistant Director